UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q

☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION

ROSE HILL ACQUISITION CORPORATION
Full Name of Registrant

Not Applicable
Former Name if Applicable

981 DAVIS DR NW
Address of Principal Executive Office (Street and Number)

ATLANTA, GEORGIA 30327
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra Sheets if Needed)

Rose Hill Acquisition Corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the "Q3 2023 Form 10-Q") by the prescribed due date. The Company does not expect to file the Q3 2023 Form 10-Q on or before the fifth calendar day following the prescribed due date. The Company is currently reviewing its available resources that would enable it to file the Q3 2023 Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Albert Hill IV	(404)	973-7681

	(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company would expect its earnings on investments held in the trust account and other interest to be lower given the redemptions of Class A shares in connection with our extension vote on January 12, 2023. As stated in the Current Report on Form 8-K filed with the SEC on January 13, 2023, an extraordinary general meeting was held on January 12, 2023 (“Extension Meeting”) where our shareholders approved a proposal to amend our amended and restated articles of association (together with our amended and restated memorandum “Articles”) to extend the date by which we must consummate an initial business combination from January 18, 2023, to July 18, 2023 (the “Extension Period”). In connection with the Extension Meeting, holders of the Class A ordinary shares were permitted to exercise their right to redeem their shares for a pro rata portion of the Trust Account. Shareholders holding 14,118,106 Class A ordinary shares elected to have their shares redeemed leaving an aggregate of approximately $2.8 million in the Trust Account following the Extension Meeting.

The Company has not yet evaluated whether there would be a change in the fair value of warrants.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the completion of the Company’s quarterly review procedures, many of which are outside the Company’s control, and the Company’s expectations with respect to the timing of the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in our Annual Report on Form 10-K, and in subsequent reports filed with the SEC. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

ROSE HILL ACQUISITION CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By:	/s/ Albert Hill IV
	Name:	Albert Hill IV
	Title:	Co-Chief Financial Officer